Exhibit 99.1

Investor Contacts:

Gina Hicks

Chief Financial Officer

Phone: 888-482-7671

ghicks@vpco.com

Vapor Corp. Announces Intention to Conduct Registered Exchange Offer for Outstanding Series A Warrants

DANIA BEACH, Fla., June 21, 2016 /PRNewswire/ — Vapor Corp. (OTCQB: VPCOD) (the "Company"), a leading U.S.-based distributor and retailer of vaporizers, e-liquids, e-cigarettes and e-hookahs, announced today that it intends to conduct a registered exchange offer to provide both $0.25 per Series A Warrant exchanged and a Series B Warrants of the Company in exchange for each of its outstanding Series A Warrants.

Each outstanding Series A Warrant currently represents the right to (1) effect a cashless exercise permitting the holder to receive shares of Company common stock under a formula set forth in the Series A Warrants or (2) purchase one share of common stock for $1.24 per share in a cash exercise. Currently, under the formula for a cashless exercise, each Series A Warrant represents the right to receive approximately 5,410 shares of common stock. As of June 20, 2016, there were 70,644,794 Series A Warrants issued and outstanding. All of the figures with respect to the Series A Warrants do not give effect to the two reverse splits of the Company common stock in 2016.

The terms of the Series B Warrants are expected to include the following features:

•	Each Series B Warrant will be exercisable into one share of Vapor common stock at an exercise price per share of $0.01.

•	The shares of Vapor common stock issuable upon exercise of the Series B Warrants will be registered for resale pursuant to a registration statement prior to issuance of the Series B Warrant.

•	The Series B Warrants will expire on July 30, 2021 compared to the expiration date of July 23, 2020 for the Series A Warrants.

•	Similar to the Series A Warrants, the Series B Warrants will contain a limitation under which exercise is not permitted to the extent that the holder or its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding common stock.

The Company expects to commence the exchange offer following the filing of a Form S-4 registration statement setting forth the terms of the exchange offer.

Important Notice

This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company's securities. The offer to exchange will be made only pursuant to the Exchange Offer, the Letter of Transmittal and other materials that will be mailed to holders of the Series A Warrants eligible to be exchanged in the Exchange Offer and will be filed with the

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095

www.vapor-corp.com

Securities and Exchange Commission. Holders of securities eligible to be exchanged in the Exchange Offer should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the Exchange Offer. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes an Offer Letter, the related election to participate and other materials, and will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. Holders of securities eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the Exchange Offer.

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095
www.vapor-corp.com